Exhibit 99

Re:	IMPRESS HOLDINGS B.V.
Preliminary Results for the Nine Months Ended September 30, 2002

Impress Holdings B.V. issued a news release on October 22, 2002 announcing its preliminary results for the Nine Months Ended September 30, 2002.

The full text of the news release follows:

“
News Release
Impress Holdings B.V.

Impress announces further gains in Third Quarter 2002, despite lower sales due to extreme weather conditions
Amsterdam, October 22, 2002

Impress Holdings B.V. today announces preliminary results for its third quarter to September 30, 2002.

Based on preliminary, unaudited figures, which remain subject to adjustment, EBITDA before rationalisation costs rose in the third quarter 2002 by 7% to approximately € 40.2 million (2001: € 37.5 million), on Net Sales 7% down at € 353.5 million (2001: € 378.6 million). EBITDA / Net Sales therefore increased from 9.9% to 11.4% year-on-year.

Dominique Damon, Chief Executive, commented: "The widespread heavy rain and unseasonably cold weather in much of continental Europe in July and August severely affected this year's fruit and vegetable pack. The Food Division's lower sales were the main factor behind the 7% year-on-year reduction in Group turnover. In the circumstances Impress did well to increase EBITDA, especially as the same period last year included a significant one-off gain in the United States.

"The sustained improvement in EBITDA margins is mainly due to the successful implementation of Impress' previously announced rationalisation measures, now essentially complete, and of a wide range of other cost-saving projects, supported by a modest recovery in underlying sales margins."

Although ahead of last year, EBITDA was below plan. As a precautionary measure Impress therefore requested and received its Lenders' approval for some relaxation of the much higher EBITDA / Interest and Net Debt / EBITDA covenant hurdles set for September 2002. Based on the preliminary third quarter results, actual ratios again improved significantly, following the strong progress already achieved in June. Impress was then in compliance with all covenants as at September 30, 2002.

The EBITDA / Interest covenant for December 2002 has also been modestly eased. All 2003 and later covenants, repayment schedules and interest margins remain unchanged.

Final results and summary financial statements for the third quarter 2002 will be published on November 14, 2002 and will be followed by a Conference Call on November 18 at 15.00 Amsterdam time. Details will be circulated nearer the time.

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